SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 15, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated March 15, 2013: Conversion of Nokia Corporation’s Convertible Bond into shares of Nokia

PRESS RELEASE

March 15, 2013

Conversion of Nokia Corporation’s Convertible Bond into shares of Nokia

Nokia Corporation
Stock Exchange Release
March 15, 2013 at 10.00 (CET +1)

Espoo, Finland - By using conversion right pertaining to Nokia’s EUR 750 million Convertible Bond due 2017 38 290 shares of Nokia have been subscribed for. The conversion price is EUR 2.6116 per share. The conversion amount, EUR 100 000, is recorded in the fund for invested non-restricted equity and, consequently, the share capital of the company is not increased.

The amount of Nokia shares after registration of the shares into Trade Register is 3 744 994 342 shares. Each share carries one vote.

The new shares carry all the shareholder rights as of the registration date March 15, 2013. The shares are subject to trading in NASDAQ OMX Helsinki Oy together with other Nokia shares (NOK1V) as of March 18, 2013.

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal